UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 28, 2025

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2456 Fortune Drive Suite 110 Lexington KY 40509

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests; Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20; Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20; Series Mo Temptation; Series Moonbow 20; Series My Fast One 20; Series Helicopter Money; Series I’m a Looker 20; Series Stay Fabulous; Series Smart Shopping 21; Series Patsy’s Kim 21; Series One Last Night 21; Series Sarrocchi 21; Series Elarose 21; Series Song Of The Lark 21; Series Enchante 21; Series Royal Duet; Series Kindle 21; Series Adaay in Asia; Series Knarsdale 21; Series Alliford Bay 21; Series Lovesick 21; Series Tamboz 21; Series Blue Curl 22; Series Savvy Sassy 22; Series Ishvana 21; Series Brandy 22; Series New York Bred Bundle; Series The Incredi-Bundle; Series Blue Devil; Series Clair De Lune 22; Series Formidable Kitt 23; Series Stylishly 23; Series Malibu Bonnie 23; Series Spanxamillion 23; Series Blip Says Bye 23;

Series Seeking A Star 23; Series STG Broodmare Band

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Title of each class of securities issued pursuant to Regulation A

Item 1.	Fundamental Changes

Series Margarita Friday 19 (Straight No Chaser)

On March 28, 2025, My Racehorse CA LLC Series Margarita Friday 19, a Nevada series limited liability company (“Series Margarita Friday 19”) which owns 100% of “Straight No Chaser” as its underlying asset, and Winstar Farm, LLC, and certain additional purchasers (each, a “Purchaser” and collectively, the “Purchasers”) entered into a purchase and sale agreement (the “Purchase Agreement”) whereby Series Margarita Friday 19 (i) sold the breeding rights for Straight No Chaser to the Purchasers and (ii) agreed upon certain additional rights and restrictions related to the racing rights of Straight No Chaser prior to breeding, each on the terms and conditions set forth below.

Sale of Breeding Interest

As set forth in the Purchase Agreement, Series Margarita Friday 19 sold 75% of the breeding rights to Straight No Chaser to the Purchasers at a purchase price of $1,312,500. 50% of this base purchase price shall be wired to Series Margarita Friday 19 by Purchaser within seven (7) days of the Closing, and the remaining 50% of this base purchase price shall be paid within seven (7) days of the date of retirement of Straight No Chaser from racing. Series Margarita Friday 19 has retained a 25% interest in the breeding rights of Straight No Chaser as part of the sale of the breeding rights.

In addition, the purchase price may increase by an amount equal to $562,500 if Straight No Chaser is declared the official winner of both the 2025 Dubai Golden Shaheen and the 2025 Breeders’ Cup World Championship Sprint. If Straight No Chaser fails to do so, but wins the Eclipse Award for Male Sprinter for the 2025 racing year (which is typically awarded in January 2026), the purchase price shall be increased by an amount equal to $187,500.

Bill of Sale; Co-Ownership Agreement

As a condition of the sale of the breeding interests of Straight No Chaser to the Purchasers, the parties entered into a formal bill of sale. Additionally, Series Margarita Friday 19 and Purchasers entered into a co-ownership agreement to govern the rights and obligations of the parties related to the remaining 25% of breeding rights that Series Margarita Friday 19 retained as part of the sale of the breeding interests to the Purchasers.

The full text of the Purchase Agreement and related exhibits is filed as Exhibit 6.1 hereto and incorporated by reference herein.

Item 9.	Other Events

Experiential Squared, Inc. (the “Manager”) will distribute to members of Series Margarita Friday 19 such member’s pro rata share of the base purchase price less related fees, liabilities, and expenses, including but not limited to a management fee, offering expenses, if any, owed to the Manager (collectively, the “Expenses”).

The Company intends to remit such distributions within ninety (90) days from the date of this Current Report on Form 1-U.

Forward Looking Statements

The information set forth under Items 1 and 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

Exhibit Index

Exhibit No.	Description

6.1	Purchase and Sale Agreement for Straight No Chaser by and between My Racehorse CA LLC Series Margarita Friday 19, a Nevada series limited liability company and Winstar Farm, LLC, Glen Hill Farm, LLC,and certain additional purchasers, dated March 28, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 3 , 2025	By:	Experiential Squared, Inc., its Manager By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer

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